cm

02005564

SECURITI[illegible] [illegible]MISSION
[illegible]ington, D.C. 20549

RECD S.E.C.
FEB 22 2002

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SEC FILE NUMBER
8-31002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carillon Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1876 Waycross Rd.
(No. and Street)

Cincinnati	Ohio	45240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie S. Grosser (513) 595-2122
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

1300 Chiquita Center	Cincinnati	Ohio	45202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Connie S. Grosser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carillon Investments, Inc., as of December 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

V.P. Operations & Treasurer

Title

Notary Public

JULIE C. ZINSER
Notary Public, State of Ohio
My Commission Expires Mar. 21, 2004

NOTARIAL SEAL
STATE OF OHIO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



■ Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

■ Phone: (513) 621-6454
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder
of Carillon Investments, Inc.

We have audited the accompanying statements of financial condition of Carillon Investments, Inc. (a wholly owned subsidiary of The Union Central Life Insurance Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Carillon Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Carillon Investments, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the 2001 basic financial statements taken as a whole.

January 25, 2002
Cincinnati, Ohio

Ernst & Young LLP

CARILLON INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2001	**2000**
ASSETS		
Cash	$ 605,657	$ 663,235
Commissions receivable	321,317	136,195
Concessions receivable from The Union Central Life Insurance Company	427,762	614,815
Administrative fees due from Summit Investment Partners	-	55,038
Computer equipment and office furniture, at cost, less accumulated depreciation (2001 - $15,255, 2000 - $9,945)	3,957	9,267
Other assets	106,242	63,207
Total assets	$1,464,935	$1,541,757
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued service fees due to The Union Central Life Insurance Company	$ 237,353	$ 169,459
Accrued commission payable	221,036	87,215
Commission reimbursement due to The Union Central Life Insurance Company	394,031	570,793
Accounts payable to The Union Central Life Insurance Company	76,742	84,830
Federal income tax payable	15,300	31,925
Other accrued liabilities	30,380	35,368
Total liabilities	974,842	979,590
STOCKHOLDER'S EQUITY		
Capital stock without par value Authorized 40,000 shares; 4,500 issued and outstanding shares	4,500	4,500
Additional paid-in capital	358,500	358,500
Retained earnings	127,093	199,167
Total stockholder's equity	490,093	562,167
Total liabilities and stockholder's equity	$1,464,935	$1,541,757

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF INCOME

	For the year ended December 31,	
	2001	**2000**
REVENUES		
Interest income	$ 51,658	$ 62,927
Service fee from Carillon Marketing Agency, Inc.	119,924	141,396
Commission income	6,067,542	6,679,559
Concession income from The Union Central Life Insurance Company	5,810,497	5,843,360
Administrative fees from Summit Investment Partners	-	623,804
Fee income, managed accounts	945,905	665,994
Other income	128,463	106,782
	13,123,989	14,123,822
EXPENSES		
Commissions and field selling expenses	10,445,085	10,675,613
Service fees to The Union Central Life Insurance Company	1,651,649	2,033,508
Regulatory fees and related expenses	106,451	118,450
Printing and stationery	87,543	55,062
Travel	63,058	68,990
Insurance	45,432	43,051
Computer software and service	27,320	31,376
State licenses and fees	16,573	16,814
Professional fees	13,500	13,200
Training	7,247	10,918
Depreciation expense	5,310	6,783
Other operating expenses	615,519	731,235
	13,084,687	13,805,000
INCOME BEFORE FEDERAL INCOME TAXES	39,302	318,822
FEDERAL INCOME TAXES	11,376	111,588
NET INCOME	$ 27,926	$ 207,234

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2000	$ 4,500	$ 258,500	$ 91,933	$ 354,933
Net income			207,234	207,234
Paid-in capital		100,000		100,000
Dividends to The Union Central Life Insurance Company			(100,000)	(100,000)
Balance at December 31, 2000	4,500	358,500	199,167	562,167
Net income			27,926	27,926
Dividends to The Union Central Life Insurance Company			(100,000)	(100,000)
Balance at December 31, 2001	$ 4,500	$ 358,500	$ 127,093	$ 490,093

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2001	**2000**
OPERATING ACTIVITIES		
Net income	$ 27,926	$ 207,234
Depreciation expense	5,310	6,783
Change in operating assets and liabilities:		
Commissions receivable	(185,122)	80,142
Concessions receivable from The Union Central Life Insurance Company	187,053	(73,859)
Administrative fees due from Summit Investment Partners	55,038	(654)
Accrued service fees due to The Union Central Life Insurance Company	67,894	41,962
Accrued commissions payable	133,821	(46,730)
Commission reimbursement due to The Union Central Life Insurance Company	(176,762)	62,043
Accounts payable to The Union Central Life Insurance Company	(8,088)	17,705
Federal income tax payable	(16,625)	(41,412)
Other items, net	(48,023)	7,119
Cash provided by operating activities	42,422	260,333
INVESTING ACTIVITY		
Purchase of office equipment	-	(2,500)
Cash used in investing activities	-	(2,500)
FINANCING ACTIVITY		
Paid-in capital	-	100,000
Dividends to The Union Central Life Insurance Company	(100,000)	(100,000)
Cash used in financing activities	(100,000)	-
Increase (decrease) in cash	(57,578)	257,833
Cash at beginning of year	663,235	405,402
Cash at end of year	$ 605,657	$ 663,235

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Carillon Investments, Inc. (the Company) is a general securities broker-dealer operating on a fully-disclosed basis registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company serves as distributor for affiliated mutual funds; variable annuity and variable universal life contracts issued by Carillon Account and Carillon Life Account, respectively; and employee savings plan (ESP) group annuity contracts, all of The Union Central Life Insurance Company (Union Central). The Company also sells non-affiliated mutual funds, variable annuity and variable universal life contracts. The Company is a wholly owned subsidiary of Union Central. The Company was incorporated under the laws of the State of Ohio and commenced operations on December 5, 1983. The policies described below are followed by the Company in the preparation of its financial statements.

Financial Statements - The financial statements are presented in general conformity with the requirements of the Securities and Exchange Commission pertaining to the Financial and Operational Combined Uniform Single report (FOCUS). Such presentation is not in variance with accounting principles generally accepted in the United States and requires the use of management's estimates.

Securities Transactions - Securities transactions and related revenues and expenses are recorded on a trade date basis.

Commission and Concession - Commission and concession income are accrued as earned.

Computer Equipment and Office Furniture - Computer equipment and office furniture are valued at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of 3 years.

Federal Income Taxes - Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the difference between their financial reporting and their tax bases and are measured using the enacted tax rates.

For 2001 and 2000, the Company filed as part of Union Central's consolidated federal income tax return, whereby each company within the consolidated return pays its share of federal income taxes based on separate return calculations. The Company made federal tax payments of $28,000 and $153,000 during 2001 and 2000, respectively.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain facilities, services, employee salaries and related benefit expenses are provided to the Company by Union Central in return for a service fee. These service fees totaled $1,651,649 and $2,033,508 in 2001 and 2000, respectively.

The company receives a concession from Union Central as compensation for distribution services related to sales of variable annuity contracts issued by Carillon Account, variable universal life contracts issued by Carillon Life Account and ESP group annuity contracts, all of Union Central. Concession income aggregated $5,810,497 and $5,843,360 in 2001 and 2000, respectively. The Company reimbursed Union Central for commissions for the sale of variable annuity and variable universal life contracts in the amount of $5,400,553 and $5,476,622 in 2001 and 2000, respectively. These reimbursements are included in commissions and field selling expenses on the Statements of Income.

The company has a service agreement with Carillon Marketing Agency, Inc. (CMAI), a wholly owned subsidiary of Union Central, to provide services and facilities related to certain products distributed through CMAI. In return, the Company receives a service fee which totaled $119,924 and $141,396 for 2001 and 2000, respectively.

NOTE 2 (Continued)

Under the terms of the administration agreement with Summit Investment Partners (Summit), a wholly owned subsidiary of Union Central, the Company provided Summit corporate administrative services including accounting, legal, tax and executive services, which Summit was contractually obligated to provide under the terms of investment advisory agreements, for affiliated mutual funds. In return, Summit paid the Company an annual fee calculated as a percentage of the average net assets of the affiliated mutual funds. The administrative fee totaled $623,804 for the year ended December 31, 2000. Effective January 1, 2001, the administrative agreement with Summit was terminated.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital (as the terms are defined in the Rules) shall not exceed 15 to 1. Aggregate indebtedness, net capital and the resulting ratios for Carillon Investments, Inc. at December 31, 2001 and 2000 are as follows:

	2001	2000
Net capital	$379,895	$434,656
Aggregate indebtedness	$974,842	$979,590
Minimum net capital required	$ 64,989	$ 65,306
Ratio of aggregate indebtedness to net capital	2.57 to 1	2.25 to 1

These requirements limit the payout of dividends to the shareholder to the extent where dividends that will result in these requirements not being met may not be paid.

NOTE 4 - RESERVE REQUIREMENT

The Company's operations include the physical handling of securities, but not the maintenance of open customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemption allowed by paragraphs (k)(2)(i) and (k)(2)(ii).

SCHEDULE I
CARILLON INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2001

NET CAPITAL (Note A)		
Total stockholder's equity	$	490,093
Deduct:		
Nonallowable assets		
Prepaid expenses/deposits		51,736
Computer equipment and office furniture		3,957
Other assets		48,370
Administrative fee due from affiliate		6,135
Net Capital	$	379,895
AGGREGATE INDEBTEDNESS	$	974,842
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	50,000
MINIMUM NET CAPITAL REQUIREMENTS (6 2/3% OF $974,842)	$	64,989
EXCESS NET CAPITAL ($379,895 – $64,989)	$	314,906
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		256.61

NOTE A

There are no material differences between the above computations and the Company's corresponding unaudited FOCUS report.



■ Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

■ Phone: (513) 621-6454
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors and Stockholder of
Carillon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carillon Investments, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(i) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefit and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 25, 2002
Cincinnati, Ohio